EXHIBIT 99.1

Brookfield and Google Sign Hydro Framework Agreement to Deliver up to 3,000 MW of Homegrown Energy in the United States

The World’s Largest Framework Agreement for the Purchase of Hydroelectricity

Over $3 Billion of Contracts Signed Today for 670 MW Holtwood and Safe Harbor Facilities in Pennsylvania

NEW YORK and PITTSBURGH, July 15, 2025 (GLOBE NEWSWIRE) -- Brookfield Asset Management (NYSE: BAM; TSX: BAM), together with Brookfield Renewable (NYSE: BEP, BEPC; TSX: BEP.UN, BEPC) (“Brookfield”) and Google today announced a first-of-its-kind Hydro Framework Agreement (“HFA”) to deliver up to 3,000 megawatts (MW) of carbon-free hydroelectric capacity across the United States – the world’s largest corporate clean power deal for hydroelectricity.

The first contracts executed under the HFA are for Brookfield’s Holtwood and Safe Harbor hydroelectric facilities in Pennsylvania, representing more than $3 billion of power and 670 MW of capacity.

The HFA represents a significant step forward in Brookfield’s strategy to deliver flexible, dispatchable clean energy solutions to the technology sector and supports Google’s ambition to power its operations with 24/7 carbon-free energy.

Under the HFA, Google has the ability to procure carbon-free electricity from up to 3,000 MWs of hydroelectric assets that will be relicensed, overhauled, or upgraded to extend the asset’s useful life and continue adding power to the grid. The first contracted assets consist of hydroelectric facilities in Pennsylvania that Brookfield is relicensing. Brookfield and Google will initially focus in the mid-Atlantic (PJM) and mid-continent (MISO) electricity markets, with the flexibility to expand into other U.S. regions.

The 20-year Power Purchase Agreements (“PPAs”) for Brookfield’s Holtwood and Safe Harbor hydroelectric facilities in Pennsylvania will support Google’s operations across PJM. The transaction structure allows Brookfield to maintain existing commitments to power consumers such as Amtrak from the Safe Harbor facility.

Amanda Peterson Corio, Head of Data Center Energy from Google said:

“At Google, we’re dedicated to responsibly growing the digital infrastructure that powers daily life for people, communities and businesses. This collaboration with Brookfield is a significant step forward, ensuring clean energy supply in the PJM region where we operate. Hydropower is a proven, low-cost technology, offering dependable, homegrown, carbon-free electricity that creates jobs and builds a stronger grid for all."

Connor Teskey, President of Brookfield Asset Management, commented:

“Our partnership with Google demonstrates the critical role that hydropower can play in helping hyperscale customers meet their energy goals. Delivering power at scale and from a range of sources will be required to meet the growing electricity demands from digitalization and artificial intelligence.”

About Brookﬁeld

Brookfield Asset Management (NYSE: BAM, TSX: BAM) is a leading global alternative asset manager, headquartered in New York, with over $1 trillion of assets under management. Brookfield invests client capital for the long term with a focus on real assets and essential service businesses that form the backbone of the global economy. Brookfield offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

Brookfield operates Brookfield Renewable Partners (NYSE: BEP, BEPC TSX: BEP.UN, BEPC), one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar and storage facilities and our sustainable solutions assets include our investment in a leading global nuclear services business and a portfolio of investments in carbon capture and storage capacity, agricultural renewable natural gas, materials recycling and eFuels manufacturing capacity, among others.

Contact Information:

Google
press@google.com

Brookfield
Simon Maine (Media)	Alex Jackson (Investors)
+44 7398 909 278	+1 416 649 8196
simon.maine@brookfield.com	alexander.jackson@brookfield.com

Notice to Readers

This news release contains “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of other relevant securities legislation, including applicable securities laws in Canada, which reflect our current views with respect to, among other things, our operations and financial performance (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions and which are in turn based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this news release include statements referring to the impact of the HFA.

Although Brookfield believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, certain factors, risks and uncertainties, which are described from time to time in our documents filed with the securities regulators in the United States and Canada, not presently known to Brookfield, or that Brookfield currently believes are not material, could cause actual results to differ materially from those contemplated or implied by forward-looking statements. Reference should be made to “Item 1A - Risk Factors” and “Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations - Forward-Looking Statements” in Brookfield Asset Management Ltd.’s Annual Report on Form 10-K and “Item 3D - Risk Factors” in Brookfield Renewable Partners L.P.’s Annual Report on Form 20-F and in Brookfield Renewable Corporation’s Annual Report on Form 20-F.

Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this news release. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.